Sumo Capital, LLC

(An Illinois Limited Liability Company)

Financial Statement

And Report of Independent Registered

Public Accounting Firm

December 31, 2024

AVAILABLE FOR PUBLIC INSPECTION

Sumo Capital, LLC
(An Illinois Limited Liability Company)

December 31, 2024

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Sumo Capital. LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sumo Capital, LLC as of December 31, 2023, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sumo Capital LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sumo Capital LLC's management. Our responsibility is to express an opinion on Sumo Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sumo Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

- Computation of Net Capital Under SEC Rule 15c3-1.

- Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).

- Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption

Supplemental information on pages 8 through 10 has been subjected to audit procedures performed in conjunction with the audit of Sumo Capital LLC's financial statements. The supplemental information is the responsibility of Sumo Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules on pages 8-10 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Coglianese CPA, P.C.
We have served as Sumo Capital, LLC's auditor since 2024.
Chicago, Illinois 60604
March 14, 2024

Sumo Capital, LLC
(An Illinois limited Liability Company)
Statement of Financial Condition
As of December 31, 2024

Assets		
Cash	$	288,976
Due from Broker Dealer		295,611,519
Open trade equity		28,439,676
Securities Owned:		
Equity securities at fair value		319,458,355
Derivatives at fair value		1,774,516,348
Debt		164,416
Total securities owned at fair value		2,094,139,119
Accrued dividend		142,869
Fixed assets net of depreciation		108,850
Other receivables		163,492
Total Assets	$	**2,418,894,501**
Liabilities		
Securities sold, not yet purchased at fair value		
Equity securities	$	364,938,679
Derivatives		2,024,719,257
Total securities sold, not yet purchased at fair value		2,389,657,936
Dividend Payable		281,007
Due to affiliates		772,576
Accrued liabilities and expenses		844,301
Total Liabilities	$	2,391,555,820
Member's Equity		
Total member's equity	$	27,338,681
Total Liabilities and Member's Equity	$	**2,418,894,501**

The accompanying notes are an integral part of these financial statements.